UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

Hovnanian Enterprises, Inc.

(Exact name of registrant as specified in its charter)

Delaware	22-1851059
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

110 West Front Street P.O. Box 500 Red Bank, New Jersey (Address of principal executive offices)	07701 (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered ___________________________________	Name of each exchange on which each class is to be so registered ___________________________________
Preferred Stock Purchase Rights	New York Stock Exchange, Inc.

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐

Securities to be registered pursuant to Section 12(g) of the Act: None.

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.	Description of Registrant’s Securities to be Registered.

On July 29, 2008, the Board of Directors (the "Board") of Hovnanian Enterprises, Inc., a Delaware corporation (the "Company"), adopted a rights plan and declared a dividend of one preferred share purchase right for each outstanding share of Class A common stock and Class B common stock.  The dividend is payable to our stockholders of record as of August 15, 2008.  The terms of the rights and the rights plan will be set forth in a Rights Agreement, by and between us and National City Bank, an Ohio corporation, as Rights Agent, dated as of August 14, 2008 (the "Rights Plan").

This summary of rights provides only a general description of the Rights Plan, and thus, should be read together with the entire Rights Plan, which has been filed as an exhibit to this registration statement on form 8-A, and is incorporated herein by reference.

Our Board adopted the Rights Plan in an effort to protect stockholder value by attempting to protect against a possible limitation on our ability to use our net operating loss carryforwards (the "NOLs") to reduce potential future federal income tax obligations. We have experienced and continue to experience substantial operating losses, and under the Internal Revenue Code and rules promulgated by the Internal Revenue Service, we may "carry forward" these losses in certain circumstances to offset any current and future earnings and thus reduce our federal income tax liability, subject to certain requirements and restrictions. To the extent that the NOLs do not otherwise become limited, we believe that we will be able to carry forward a significant amount of NOLs, and therefore these NOLs could be a substantial asset to us. However, if we experience an "Ownership Change," as defined in Section 382 of the Internal Revenue Code, our ability to use the NOLs will be substantially limited, and the timing of the usage of the NOLs could be substantially delayed, which could therefore significantly impair the value of that asset.

The Rights Plan is intended to act as a deterrent to any person or group acquiring 4.9% or more of our outstanding Class A common stock (an "Acquiring Person") without the approval of our Board. Stockholders who own 4.9% or more of our outstanding Class A common stock as of the close of business on August 15, 2008 will not trigger the Rights Plan so long as they do not (i) acquire any additional shares of Class A common stock or (ii) fall under 4.9% ownership of Class A common stock and then re-acquire 4.9% or more of the Class A common stock. The Rights Plan does not exempt any future acquisitions of Class A common stock by such persons. Any rights held by an Acquiring Person are void and may not be exercised. Our Board may, in its sole discretion, exempt any person or group from being deemed an Acquiring Person for purposes of the Rights Plan.

The Rights. Our Board authorized the issuance of one right per each outstanding share of our Class A common stock and Class B common stock payable to our stockholders of record as of August 15, 2008. Subject to the terms, provisions and conditions of the Rights Plan, if the rights become exercisable, each right would initially represent the right to purchase from us one ten-thousandth of a share of our Series B Junior Preferred Stock for a purchase price of $35.00 (the “Purchase Price”) . If issued, each fractional share of preferred stock would give the stockholder approximately the same dividend, voting and liquidation rights as does one share of our Class A common stock. However, prior to exercise, a right does not give its holder any rights as a stockholder of the Company, including without limitation any dividend, voting or liquidation rights.

Exercisability. The rights will not be exercisable until the earlier of (i) 10 business days after a public announcement by us that a person or group has become an Acquiring Person and (ii) 10 business days after the commencement of a tender or exchange offer by a person or group for 4.9% of the Class A common stock.

We refer to the date that the rights become exercisable as the "Distribution Date." Until the Distribution Date, our Class A common stock and Class B common stock certificates will evidence the rights and will contain a notation to that effect. Any transfer of shares of Class A common stock and/or Class B common stock prior to the Distribution Date will constitute a transfer of the associated rights. After the Distribution Date, the rights may be transferred other than in connection with the transfer of the underlying shares of Class A common stock or Class B common stock.

After the Distribution Date, each holder of a right, other than rights beneficially owned by the Acquiring Person (which will thereupon become void), will thereafter have the right to receive upon exercise of a right and payment of the Purchase Price, that number of shares of Class A common stock or Class B common stock, as the case may be, having a market value of two times the Purchase Price.

Exchange. After the Distribution Date, the Board may exchange the rights (other than rights owned by an Acquiring Person which will have become void), in whole or in part, at an exchange ratio of one share of Common Stock, or a fractional share of Series B Preferred Stock (or of a share of a similar class or series of the Company’s preferred stock having similar rights, preferences and privileges) of equivalent value, per right (subject to adjustment).

Expiration. The rights and the Rights Plan will expire on the earliest of (i) August 14, 2018, (ii) the time at which the rights are redeemed pursuant to the Rights Agreement, (iii) the time at which the rights are exchanged pursuant to the Rights Agreement, (iv) the repeal of Section 382 of the Code or any successor statute if the Board determines that the Rights Agreement is no longer necessary for the preservation of Tax Benefits, (v) the beginning of a taxable year of the Company to which the Board determines that no Tax Benefits may be carried forward and (vi) August 14, 2009 if stockholder approval of the Rights Plan has not been obtained.

Redemption. At any time prior to the time an Acquiring Person becomes such, the Board may redeem the rights in whole, but not in part, at a price of $0.01 per right (the “Redemption Price”). The redemption of the rights may be made effective at such time, on such basis and with such conditions as the Board in its sole discretion may establish. Immediately upon any redemption of the rights, the right to exercise the rights will terminate and the only right of the holders of rights will be to receive the Redemption Price.

Anti-Dilution Provisions. Our Board may adjust the purchase price of the preferred shares, the number of preferred shares issuable and the number of outstanding rights to prevent dilution that may occur as a result of certain events, including among others, a stock dividend, a stock split or a reclassification of the preferred shares or our Class A common stock or Class B common stock. No adjustments to the purchase price of less than 1% will be made.

Amendments. Before the Distribution Date, our Board may amend or supplement the Rights Plan without the consent of the holders of the rights. After the Distribution Date, our Board may amend or supplement the rights Plan only to cure an ambiguity, to alter time period provisions, to correct inconsistent provisions, or to make any additional changes to the Rights Plan, but only to the extent that those changes do not impair or adversely affect any rights holder.

A copy of the Rights Agreement is filed as Exhibit 4.1 to this Form 8-A. The foregoing summary description of the Rights Agreement is qualified in its entirety by reference to such exhibit.

Item 2.	Exhibits.

4.1

Rights Agreement, dated as of August 14, 2008, between Hovnanian Enterprises, Inc. and National City Bank, as Rights Agent, which includes the Form of Certificate of Designation as Exhibit A, Form of Right Certificate as Exhibit B and the Summary of Rights as Exhibit C.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HOVNANIAN ENTERPRISES, INC.

(Registrant)

By: /s/ Peter Reinhart

Peter Reinhart

General Counsel

August 14, 2008

EXHIBIT INDEX

Exhibit No.	Description
4.1

Rights Agreement, dated as of August 14, 2008, between Hovnanian Enterprises, Inc. and National City Bank, as Rights Agent, which includes the Form of Certificate of Designations as Exhibit A, Form of Right Certificate as Exhibit B and the Summary of Rights as Exhibit C.